EXHIBIT 99.1

Algonquin Power & Utilities Corp. provides update on Emera’s increased ownership in the Company under the Strategic Investment Agreement

Maine Public Utilities Commission indicates intent to approve Emera’s continued investment in Algonquin

OAKVILLE, ON, April 10, 2012 /CNW/—Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) is pleased to announce that, following deliberations held today, Maine Public Utilities Commission (“MPUC” or the “Commission”) has indicated it intends to approve increased investment by Emera Inc. (“Emera”) (TSX: EMA) in APUC under the APUC-EMA strategic investment agreement.

Under the terms of the expected decision, APUC anticipates in Q2 2012 to issue to Emera approximately 16 million shares in connection with subscription receipts previously issued to Emera for APUC’s acquisition of Granite State and EnergyNorth and the 49.999% interest held by Emera in APUC’s electric distribution utility in California. Further, under the 20% ownership threshold contemplated by the order, Emera would be approved to acquire approximately 10 million additional APUC shares. The Commission has left open for approval Emera’s further investment of an additional 5 per cent in APUC through a future application to the MPUC.

“We are pleased by the deliberations today as they allow us to complete the previously announced subscription receipts Emera has in APUC and provide comfort regarding the additional investment in APUC as we continue to execute on our growth strategy,” stated Ian Robertson, Chief Executive Officer of APUC.

“We are very encouraged by the deliberations; this is good news for Emera,” stated Chris Huskilson, Chief Executive Officer of Emera. “Our relationship with Algonquin is strong and we remain committed to further investment as contemplated in the Strategic Investment Agreement.”

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.2 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 22 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

%SEDAR: 00014832E

For further information:

Algonquin Power & Utilities Corp.

Kelly Castledine

Investor Relations

(905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 20:00e 10-APR-12